Exhibit 99.1

EFuture Announces Results Of Annual General Meeting Of Shareholders And Appointment Of Independent Auditor

BEIJING, Jan. 10, 2011 (GLOBE NEWSWIRE) — eFuture Information Technology Inc. (Nasdaq:EFUT) ("eFuture" or the "Company"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, is pleased to announce the results of its 2010 Annual General Meeting of Shareholders (the "Meeting") initially held on December 22, 2010, and reconvened on December 29, 2010 for purposes of reaching a quorum. On December 29, 2010 a quorum of 50.13% of the Company's issued and outstanding shares were present in person or by proxy. The proposal submitted for shareholder approval at the Meeting was approved.

The voting results on the items submitted for shareholder approval were as follows:

Proposal 1:	The election of three Class II directors to serve until the annual meeting of shareholders in 2013 or until their successors are duly elected and qualified.

Director Name	For	Against	Abstain
Ms. Ping Yu	1,791,963	—	12,509
Mr. Dennis O. Laing	1,691,540	—	112,932
Mr. Weiquan Ren	1,691,540	—	112,932

The Company has also chosen its independent auditor for the year ended December 31, 2010. On December 16, 2010, the Company's board of directors approved the appointment of Grant Thornton China as the Company's independent auditor. The Company changed its independent auditor because its 2009 independent auditor, Grant Thornton Hong Kong, merged into BDO Limited, the Hong Kong member firm of the global BDO network.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn .

CONTACT: Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86-10-5293-7699
ir@e-future.com.cn

Investor Relations (HK):
Mahmoud Siddig
Taylor Rafferty
+852 3196 3712
eFuture@Taylor-Rafferty.com

Investor Relations (US):
Kelly Gawlik
Taylor Rafferty
+1 212 889 4350
eFuture@Taylor-Rafferty.com

Media Contact:
Jason Marshall
Taylor Rafferty
+1 212 889 4350
eFuture@Taylor-Rafferty.com